UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 1)

The Ibero–America Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

45082X103
(Cusip Number)

Eduardo Ávila Zaragoza
Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.
Paseo de la Castellana 81
Madrid 28046

With copy to: David Goldstein White & Case LLP 1155 Avenue of the Americas New York, NY 10023 (212) 819-8757
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2011
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45082X103	13D	Page 2 of 9

1	NAME OF REPORTING PERSON:
Banco Bilbao Vizcaya Argentaria, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a)	☐
	(b)	☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 1,500,000

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.84% (see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): BK

Introduction

The statement on Schedule 13D (this “Schedule 13D”) originally filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2010 by Banco Bilbao Vizcaya Argentaria, S.A., a bank organized under the laws of the Kingdom of Spain (“BBVA”), is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D.  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 4.	Interest in Securities of the Issuer.

Item 4 shall be amended and restated in its entirety as follows:

On July 29, 2010, BBVA proposed to the Board of Directors of The Ibero-America Fund, Inc. (the “Fund”) that it submit to the shareholders of the Fund in its proxy statement a proposal for shareholder approval to request that the Board of Directors liquidate and dissolve the Fund.  Attached hereto as Exhibit B is a copy of the resolution proposed by BBVA to be included in the Fund’s 2010 proxy statement.   The Board of the Fund refused to include the proposal in the Fund's 2010 proxy statement.   BBVA submitted another proposal seeking shareholder approval to request that the Board liquidate and dissolve the Fund on May 11, 2011.  Attached hereto as Exhibit C is a copy of the resolution proposed by BBVA to be included in the Fund’s 2011 proxy statement.   BBVA intends to solicit shareholders of the Fund to support the proposal that the Fund be liquidated and dissolved.

BBVA believes that the liquidation of the Fund is in the best interests of its shareholders.  In October 2008, the Fund’s investment manager, AllianceBernstein L.P. (“AB”), presented a report to the Fund’s Board recommending the liquidation of the Fund and setting forth a plan of liquidation and dissolution.  AB noted that, while the Fund had historically traded at a premium to NAV, the current economic outlook and limited opportunities for growth available to a closed-end fund led it to believe the Fund’s assets were unlikely to grow significantly.  AB concluded that it sees “no practical or beneficial alternatives to liquidation of the Fund.”  AB noted that dissolving the Fund would allow shareholders to realize the Fund’s NAV for their shares and avoid the discount that would result from a sale of shares in the market.

On October 29, 2009, BBVA similarly proposed the dissolution and liquidation of the Fund to the Board.  Neither AB’s plan nor BBVA’s proposal were approved by the Board, nor were they disclosed to the Fund’s shareholders.

Rather than follow its investment manager’s plan of action, the Board proposed in the proxy statement for the General Stockholders’ Meeting on November 9, 2009 certain other actions, including a proposal to broaden the Fund’s investment mandate by eliminating or amending certain fundamental policies.  It appears that the Board did not have the requisite shareholder votes to pass the proposal:  though a quorum was present, the Chairman of the Board adjourned the meeting until December 8, 2009, and again to January 19, 2010.

   On January 19, 2010, the Board’s proposal was approved following the Fund’s public statement on January 11, 2010 that it would act in accordance with certain existing investment limitations pending a later, separate vote on such limitations.  We believe the Board’s January 11 statement nullified the substance of the proposal, making the wishes of the shareholders meaningless.  The Board has therefore both disregarded the advice of the investment manager to liquidate the Fund, to the shareholders’ detriment, and used inappropriate procedures to change its investment policies, thus disenfranchising its shareholders.

AB’s expectations have come to pass and the Board’s strategy has failed:  In every quarter since the Board changed the Fund’s investment objectives instead of liquidating the Fund, the Fund’s shares have traded at a discount to NAV.  On October 15, 2008, two weeks after AB proposed the Fund’s liquidation, the Fund’s NAV discount was 11.8%.  By comparison, in the fourth quarter of 2010, the discount was as much as 13.28% and in the first quarter of 2011 the discount was as much as 12.56%.   The only way that shareholders can realize true asset value is through liquidation and dissolution of the Fund.

Item 5.	Interest in Securities of the Issuer.

Item 5 shall be amended and restated in its entirety as follows:

(a) BBVA is the beneficial owner of 1,500,000 shares (the “Shares”), or 16.84% of the outstanding common stock of the Fund.  Other than as provided above, neither BBVA, nor, to the best of BBVA’s knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Fund’s common stock.

(b) BBVA holds the sole power to vote or to direct the vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

(c) Neither BBVA nor, to the best of BBVA’s knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Fund’s common stock during the past sixty days.

(d) No other person is known by BBVA to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Fund that may be deemed to be beneficially owned by BBVA as provided for herein.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Directors and Executive Officers of Banco Bilbao Vizcaya Argentaria, S.A.
Exhibit B
Resolution Proposed by BBVA on June 29, 2010 for inclusion in Proxy Statement of The Ibero-America Fund, Inc. (incorporated by reference to Exhibit B to the Schedule 13D filed by BBVA on July 29, 2010).

Exhibit C	Resolution Proposed by BBVA on May 11, 2011 for inclusion in Proxy Statement of The Ibero-America Fund, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2011

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Eduardo Ávila Zaragoza
Name:	Eduardo Ávila Zaragoza
Its:	Authorized Representative

EXHIBIT A

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of BBVA.  Unless otherwise indicated, the business address of each such person is c/o Banco Bilbao Vizcaya Argentaria, S.A. at Plaza San Nicolás 4, 48005 Bilbao, Spain, and all of the directors and executive officers are citizens of the Kingdom of Spain except for Ignacio Deschamps González who is a citizen of México.

Directors of BBVA	Present Principal Occupation
Francisco González Rodríguez	Chairman and CEO of BBVA, since January 2000. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A.

Ángel Cano Fernández
President and Chief Operating Officer, BBVA, since 2009. Substitute director of Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. de C.V. Citic Bank board member. BBVA Director of Resources and Means from 2005 to 2009

Tomás Alfaro Drake
Independent Director. Chairman of the Appointments Committee of BBVA since May 25, 2010. Director of Business Management and Administration and Business Sciences programs at Universidad Francisco de Vitoria since 1998

Juan Carlos Álvarez Mequíriz	Independent Director. Managing Director of Grupo El Enebro, S.A. Former Manager Director of Grupo Eulen. S.A. until 2010.

Ramón Bustamante y de la Mora	Independent Director. Was Director and General Manager and Non-Executive Vice-President of Argentaria and Chairman of Unitaria (1997)

José Antonio Fernández Rivero
Independent Director. Chairman of Risk Committee since March 30, 2004; On 2001 was appointed Group General Manager, until January 2003. Has been director representing BBVA on the Boards of Telefónica, Iberdrola, and of Banco de Crédito Local, and Chairman of Adquira

Ignacio Ferrero Jordi	Independent Director. Chief Operating Officer of Nutrexpa, S.A. and La Piara, S.A.Chairman of Aneto Natural.

Carlos Loring Martínez de Irujo
Independent Director. Chairman of the Compensation Committee of BBVA since May 2010 (former Chairman of the Appointments and Compensation Committee since April 2006). Was Partner of J&A Garrigues, from 1977 until 2004.

José Maldonado Ramos	External Director. Was appointed Director and General Secretary of BBVA, in January 2000. Took early retirement as Bank executive in December 2009

Enrique Medina Fernández	Independent Director. State Attorney on Sabbatical. Deputy Chairman of Gines Navarro Construcciones until it merged to become Grupo ACS.

José Luis Palao García- Suelto
Chairman of the Audit and Compliance Committee of BBVA since March 29, 2011. Senior Partner of the Financial Division in Spain at Arthur Andersen, from 1979 until 2002. Freelance consultant, from 2002 to 2010

Susana Rodríguez Vidarte	Independent Director. Was Dean of Deusto “La Comercial” University 1996-2009. Member of the accounts auditing institute.

Executive Officers of BBVA	Present Employment
Francisco González Rodríguez	Chairman and CEO of BBVA, since January 2000. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer, S.A.

Ángel Cano Fernández
President and Chief Operating Officer of BBVA, since 2009. Substitute director of Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. de C.V. Citic Bank board member. BBVA Director of Resources and Means from 2005 to 2009

Eduardo Arbizu Lostao	Head of Legal department of BBVA, since 2002; Chief Executive Officer, Barclays Bank Spain, 1997 to 2002

Manuel González Cid	Deputy General Manager, BBVA – Head of the Merger Office, 1999 to 2001. Head of Corporate Development, BBVA, 2001 to 2002. Director and Vice president of Repsol YPF, S.A. 2003-2005.

José María García Meyer-Dohner
BBVA Business Management and Coordination Manager for Mexico, 2000-2001. Commercial Banking Manager for BBVA Bancomer, 2001-2004. From 2004 Head of USA, Country Manager and Chairman of BBVA Compass. Global Retail Business Banking since 2010.

Ignacio Deschamps González	Commercial Banking Director for BBVA Bancomer to 2006.General Director of BBVA Bancomer since December 2006.

Juan Asúa Madariaga	Global Corporate Banking Director, BBVA, 2000. E-Commerce Director, BBVA, 2000-2001. Corporate Global Banking Director, BBVA, 2001-2005.

Vicente Rodero Rodero	BBVA Corporate Banking Director for Mexico, 1995-1999. BBVA Personal Banking Director, 1999-2003. BBVA Regional Director for Madrid, 2003-2004. BBVA Commercial Banking Director for Spain, 2004-2006

Carlos Torres Vila	BBVA Corporate Strategy & Development Director since January 2009. For five years prior to joining BBVA in September 2008, he was Corporate Strategy Director of Endesa.

Gregorio Panadero Illera	From April 1, 2009, Head of BBVA Corporate Brand & Communications Department. Director of Communications and Corporate Responsibility at Grupo Ferrovial from 2006 to 2009.

Manuel Castro Aladro	Head of BBVA Risk Department since September 2009. Director of Innovation and Business Development from 2005 to 2009.

Ramón Monell Valls	Head of BBVA Innovation and Technology since September 2009. Chief Operating Officer of BBVA in Chile, 2002-2005. BBVA Director of Technology & Operations, 2006-2009.
Juan Ignacio Apoita Gordo	BBVA Head of Human Resources and Services since September 2009. BBVA Human Resources Director, 2006-2009.

Manuel Sanchez Rodriguez	BBVA Country Manager since 2010. BBVA Bancomer Mexico Risks Manager, 2002-2005. Laredo National Bank, 2005-2008. BBVA Compass CEO, 2008-2010.

EXHIBIT C

Resolved, that shareholders of The Ibero-America Fund, Inc. (the “Fund”) hereby request that the Board of Directors take the steps necessary to implement a plan of liquidation and dissolution of the Fund.